Exhibit 6.1

Execution Version

STOCKHOLDERS AGREEMENT

THIS STOCKHOLDERS AGREEMENT ("Agreement") is made and entered into as of the 11th day of July 2016 by and among Satellite Overseas (Holdings) Limited, a corporation existing under the laws of the Isle of Man (“SOHL”), Gary C. Evans, an individual (“Founder”), and Energy Hunter Resources, Inc., a Delaware corporation (the "Company"). SOHL, Founder, the other Stockholder Parties (as defined below) and the Company may sometimes be referred to in this Agreement individually as a "party" or jointly as the "parties".

BACKGROUND:

SOHL (together with its parent and subsidiary companies and affiliates, the “SOHL Group”) concurrently has executed that certain Subscription Agreement dated as of even date herewith, between the Company and SOHL (the “Subscription Agreement”).

SOHL desires that Rajiv I. Modi, Ph.D., an individual ("Director"), be appointed as a member of the Board of Directors of the Company, subject to the terms and conditions of this Agreement and the Company’s By-Laws dated June 1, 2016 (the “By-Laws”).

AGREEMENTS:

In consideration of the mutual promises of the parties stated in this Agreement and intending to be legally bound hereby, the parties agree us follows:

1.                  Conditions Precedent. SOHL has concurrently executed the Subscription Agreement, pursuant to which SOHL will purchase 2,000,000 shares of common stock of the Company. SOHL acknowledges that Director’s appointment is contingent upon the execution of such agreement.

2.                  Term; Election. This Agreement shall commence on the date hereof and continue in full force thereafter for as long as Director or the SOHL Group continues to beneficially own at least 10% of the outstanding common stock of the Company, together with any other outstanding securities that are entitled to vote as a class with the common stock in any election of directors of the Company. At the closing of the investment pursuant to the Subscription Agreement, Director shall be appointed to the Board of Directors of the Company. The Company agrees (i) to cause Director, or a person designated by SOHL and reasonably acceptable to the Company (a “Designee”), to be nominated for reelection to the Board at the conclusion of each term as a director, pursuant to the By-Laws; and (ii) to use its best efforts to cause the shareholders of the Company to reelect Director or Designee at each applicable time. Membership on the Board shall be subject to all applicable federal and state securities laws, rules, and regulations as well as the rules and regulations of any national securities exchange on which the common equity of the Company is listed or quoted (it being agreed that the foregoing shall not limit SOHL’s rights hereunder in any way whatsoever as a result of Director or Designee not being independent under any applicable laws, rules or regulations) and shall require adherence to conduct policies adopted by the Board and enforced equally upon all directors. In the event of a vacancy in the Board resulting from the death or disability of Director or any Designee, the Company agrees to use its reasonable best efforts to cause a Designee to be appointed to fill such vacancy so long as the conditions set forth in this Section 2 continue to be met.

3.                  Stockholder Voting Agreement. The Stockholder Parties (as defined below) agree that, for so long as this Agreement remains effective, each Stockholder Party shall vote or consent, or cause to be voted or a consent executed, all shares of capital stock beneficially owned by such Stockholder Party in favor of Director or a Designee at any meeting (or action by written consent in lieu thereof) in which Director or a Designee is nominated for election to the Board.

4.                  Additional Stockholder Parties. From the date hereof until the closing of a bona fide initial public offering of the Company’s common stock (an “IPO”), the Company agrees to cause each Stockholder Party to execute a counterpart signature page to this Agreement and to become subject to the provisions hereof. The Company may, without the consent of any of the other parties, amend Exhibit A hereto to add such Stockholder Parties thereto. For purposes of this Agreement, “Stockholder Party” means (i) Founder and (ii) any other person that becomes the beneficial owner of five percent (5%) or more of the issued and outstanding capital stock of the Company (the “Capital Stock”) at any time prior to an IPO.

5.                  Founder’s No Transfer Agreement. Founder hereby agrees that he will not, during the period commencing on the Closing Date (as defined in the Subscription Agreement) and ending on the earlier of (x) the completion of an IPO and (y) the second (2nd) anniversary hereof, (a) transfer, dispose of, sell, lend, offer, pledge, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of Capital Stock beneficially owned immediately prior to the Closing Date; or (b) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Capital Stock, directly or indirectly, whether any such transaction described in clause (a) or (b) above is to be settled by delivery of Capital Stock or other securities, in cash or otherwise.

6.                  General.

(a)                Assignment. SOHL shall not assign any rights or delegate any duties hereunder except in accordance with the terms of Section 2.

(b)               Controlling Law. This Agreement will be governed by the internal laws of the State of Delaware without reference to choice of law principles.

(c)                Amendment. Except as otherwise provided herein, this Agreement may be modified, amended, or any provision waived only by a written instrument signed by SOHL, Founder and the Company.

(d)               Entire Agreement. This Agreement constitutes the entire agreement and set forth the entire understanding of the parties with respect to the performance of the Appointment and supersedes all prior agreements, covenants, arrangements, letters, communications, representations or warranties, whether oral or written.

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(e)                Severability. In the event any one or more of the provisions of this Agreement are unenforceable, the remainder of the Agreement will be unimpaired. Any unenforceable provision will be replaced by a mutually acceptable provision which comes closest to the intention of the parties at the time the original provision was agreed upon.

(f)                Waiver. The failure of any party, at any time, to require strict performance by the other parties of any of the provisions hereof shall not waive or diminish a party's rights thereafter to demand strict compliance with these provisions or with any other provisions of this Agreement.

(g)               Survival. Section 6 shall survive the termination of this Agreement and is binding on the heirs and permitted assigns of the parties.

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IN WITNESS WHEREOF, the parties to this Agreement, each acting under due and proper authority, and each intending to be legally bound, have executed this Agreement on the date and year first above written.

COMPANY:

ENERGY HUNTER RESOURCES, INC.

By: /s/_Gary C. Evans
Gary C. Evans, Chief Executive Officer

SOHL: SATELLITE OVERSEAS (HOLDINGS) LIMITED

By: /s/_Rajiv I. Modi
Rajiv I. Modi, Ph.D., Director

FOUNDER:

By: /s/_Gary C. Evans
Gary C. Evans

[Signature Page to Stockholders Agreement]

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exhibit A

STOCKHoLDER PARTIES

1.	Gary C. Evans

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